UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

DXP ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Texas	000-21513	76-0509661
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

5301 Hollister Street, Houston, Texas		77040

(Address of principal executive officers)		(Zip Code)

Kent Yee
Senior Vice President & Chief Financial Officer
713-996-4736
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of DXP Enterprises, Inc., for the reporting period from January 1, 2021 to December 31, 2021, is filed as Exhibit 1.01 hereto and is publicly available on our website at: www.dxpe.com within the “Investors” section under “Investor Relations” > “Financial Information” > “SEC Filings”.

Based on a reasonable country of origin inquiry DXP Enterprises, Inc. has reason to believe that some of its conflict minerals, necessary to the functionality or production of products manufactured by us or contracted to be manufactured for us in 2021, may have originated in the Democratic Republic of the Congo (“DRC”) or any country that shares an internationally recognized boarder with the DRC and any necessary conflict minerals may not be from recycled or scrap resources.

Item 1.02 Exhibit

A copy of the Conflict Minerals Report of DXP Enterprises, Inc. is filed as Exhibit 1.01 hereto.

SECTION 2 - EXHIBIT

Item 2.01 Exhibit

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

DXP Enterprises, Inc.
(Registrant)

Date: May 31, 2022	By: Kent Yee
Senior Vice President & Chief Financial Officer

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